

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

Berge Abajian
Principal Financial Officer
Bergio International, Inc.
12 Daniel Road E.
Fairfield, NJ 07004

> **Re: Bergio International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed August 21, 2019**
> **File No. 000-54714**

Dear Mr. Abajian:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing